

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 7, 2007

Via facsimile and U.S. mail

Mr. Seth Grae
President and Chief Executive Officer
Thorium Power Ltd.
8300 Greensboro Drive, Suite 800
McLean, VA 22102

> **Re:** **Thorium Power Ltd.**
> **Draft Post-Effective Amendment No. 2 to Registration**
> **Statement on Form SB-2**
> **File No. 333-135437**
>
> **Draft Amendment on Form 10-KSB for the fiscal year ended**
> **December 31, 2006, filed March 20, 2007**
>
> **Draft Amendment on Form 10-QSB for the fiscal quarter**
> **ended March 31, 2007, filed May 10, 2007**
> **File No. 0-28543**
>
> **Submitted July 13, 2007**

Dear Mr. Grae:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Draft Post-Effective Amendment No. 2 on Form SB-2

1.   We note your response to our prior comment 3, and reissue it. Your controller or principal accounting officer, or person acting in that capacity must sign the registration statement. Please refer to Instruction no. 1 of the Instruction for Signatures at the end of Form SB-2.

Draft Amendment No.1 to Form 10-KSB for the Fiscal Year Ended December 31, 2006

General

2.   Please revise your explanatory note on page 3 and introductory note on page F-10 to replace references to SEC comments or letters constituting the basis for your revisions with a discussion of the significant issues and reasons these have required an amendment to your filing (e.g. to clarify or correct earlier disclosures, or to correct your financial accounting to comply with generally accepted accounting principles).

Consolidated Statements of Changes in Stockholders' Deficiency, page F-6

3.   We see the revisions you made in response to prior comment 8, regarding the recasting of share activity based on the share exchange ratio in your reverse merger. On page F-12 you now state that as a result of the reverse merger, "…there were 296,399,328 common shares outstanding on October 6, 2006 (including 36,659,837 shares of common stock with registration rights)." Please further revise your disclosure to clarify how these figures reconcile to the amounts reported in your Statements of Changes in Stockholders' Deficiency, including the 124,101,637 share count on the reverse merger line, and the total of the preceding activity, amounting to 135,637,854 shares, which agrees with your disclosure of newly issued shares utilized in your recasting exercise.

Note 1 – Nature of Operations and Merger with Thorium Power, Inc., page F-11

4.   We note your response to prior comment 9, concerning the $5.2 million allocated expenses covering the period from January 1, 2006 through June 30, 2006, recorded as additional paid-in capital on page F-9. Tell us why the additional $2.3 million in allocated expenses, covering period from July 1, 2006 to October 6, 2006, is not also reflected as a contribution to equity. Provide us with the journal entries made in recording the $2.3 million allocated expenses.

Exhibit 99.1 – Thorium Power, Inc. Financial Statements As Of and For The Nine
Months Ended September 30, 2006

5.   We see that you have added in your marked draft amendment an introductory
        statement and notes to the interim financial statements in response to prior
        comment 15. However, the unmarked version of your draft amendment appears
        to have some of the notes to these interim financial statements interspersed with
        the notes to the annual financial statements on pages F-20 through F-25; and is
        also missing the notes appearing on pages F-26 through F-31 of your marked
        amendment to Exhibit 99. Please advise us of all other inconsistencies between
        your marked and unmarked draft amendments.

Draft Amendment No. 1 to Form 10-QSB for the Fiscal Quarter Ended March 31, 2007

Controls and Procedures, page 2

6.   We note your addition of the controls and procedures disclosure responding to
        prior comment 16. Please expand your disclosure to specify the period covered
        by your controls and procedures evaluation and effectiveness conclusion, noting
        the requirements under Item 307 of Regulation S-B.

Closing Comments

        Please amend your Form 10-KSB and your Form 10-QSB within ten days of the
date of this letter, or tell us when you will amend them. As appropriate, please amend
your registration statement in response to these comments. You may wish to provide us
with marked copies of the amendments to expedite our review. Please furnish a cover
letter with your amendments that keys your responses to our comments and provides any
requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendments and
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lily Dang at (202) 551-3867 or, in her absence Karl Hiller at (202) 551-3686 with any question on the financial statements or related matters. You may contact Donna Levy at (202) 551-3292 or, in her absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker

cc: Louis Bevilacqua, Esq. (by facsimile, 202-654-1804)
        L. Dang
        K. Hiller
        D. Levy